

August 30, 2012

Via E-mail
Mr. Scott Goldenberg
Chief Financial Officer
The TJX Companies, Inc.
770 Cochituate Road
Framingham, Massachusetts 01701

      Re: The TJX Companies, Inc.
            Form 10-K for the Fiscal Year Ended January 28, 2012
            Filed March 27, 2012
            File No. 001-04908

Dear Mr. Goldenberg:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2012

General

1. We note the disclosure on page four and statements elsewhere about your opportunistic buying strategy, which appears to involve purchasing items late in the inventory cycle for both the current and future selling season. Your disclosure on page four also indicates that a small percentage of merchandise is private label merchandise produced for you by third parties. The disclosure under "Liquidity and Capital Resources – Operating Activities" indicates that the amount of "pack-away inventory" has increased in each of the last two years. With a view to enhanced disclosure in future filings, and to the extent material, please quantify the amounts of pack-away and private label inventory, describe any known trends in these inventories, and include additional narrative disclosure explaining each purchase strategy within the context of your business model. Please provide us with proposed draft disclosure, as applicable.

Consolidated Statements of Shareholders' Equity, page F-6

2. We note your presentation of the two-for-one stock split as a single line item in your Statement of Stockholders' Equity rather than retroactively restating the share amounts in this statement. However, we do note that your share amounts in the footnotes of your financial statements, specifically the share amounts in Note E, were given retroactive treatment and therefore do not agree to the share amounts in your Statement of Stockholders' Equity. Please confirm, in future filings, that you will revise your Statement of Stockholders' Equity to give retroactive effect for the two-for-one stock split to all shares outstanding pursuant to SAB Topic 4:C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Melissa N. Rocha, Accounting Branch Chief, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or John Reynolds, Assistant Director at (202) 551-3795 or me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Melissa N. Rocha for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining